                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT [FEE REQUIRED]
                  For the fiscal year ended December 31, 1994.

                                       OR

               [_] TRANSACTION REPORT PURSUANT TO SECTION 1(d)
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Merrill Lynch & Co., Inc.,
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                           New York, N.Y. 10281-1334

     Financial Statements and Exhibits.
     ---------------------------------

(a) Financial Statements for the Years Ended December 31, 1994 and 1993 and Independent Auditors' Report.

     The financial statements required to be filed hereunder appear commencing at page 1 hereof.

(b)  Exhibits

     (23) Consent of Independent Public Accountants (following financial statements).

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of New York, State of New York.

                                       Merrill Lynch & Co., Inc.
                                       401(k) Savings & Investment Plan


Date: June 27, 1995                    By: /s/ Daniel C. Rowland
                                          --------------------------------
                                          Daniel C. Rowland
                                          Chairman, Administrative Committee

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
New York, New York
June 16, 1995



THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------------------------------
                                                                                1994          1993
ASSETS:
  Investment in common stock, at quoted market value - Merrill Lynch &
   Co., Inc. (cost - 1994, $100,218,728; 1993, $80,271,057; and
   shares - 1994, 3,657,382; 1993, 3,379,864)                               $130,751,418   $141,954,276
  Investments in funds and trusts, at quoted market value:
   Merrill Lynch Basic Value Fund, Inc. (cost - 1994, $171,667,501;
    1993, $151,503,039; and units - 1994, 8,337,404; 1993, 7,631,716)        186,340,976    178,353,192
   Merrill Lynch Capital Fund, Inc. (cost - 1994, $128,847,356; 1993,
    $112,487,266; and units - 1994, 4,946,374; 1993, 4,388,558)              127,121,810    122,747,963
   Merrill Lynch Global Allocation Fund, Inc. (cost - 1994, $108,035,934;
    1993, $86,566,473; and units - 1994, 8,565,592; 1993, 7,053,893)         104,757,189     93,252,472
   Merrill Lynch High Income Corporate Bond Fund (cost - 1994,
    $20,490,188; 1993, $17,668,443; and units - 1994, 2,727,456; 1993,
    2,401,780)                                                                19,937,707     19,982,813
   Merrill Lynch Intermediate Term Corporate Bond Fund (cost -
    1994, $7,562,882; 1993, $7,582,761; and units - 1994, 673,649;
    1993,677,103)                                                              7,208,046      8,071,073
   Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio
    (cost 1994 - $37,723,867, 1993, $33,637,663; and units - 1994,
    3,247,982; 1993, 2,871,453)                                               34,428,609     34,371,296
   Merrill Lynch Retirement Reserves Money Fund (cost - 1994,
    $117,630,417; 1993, $97,936,543; and units - 1994, 117,630,417;
    1993, 97,936,543)                                                        117,630,417     97,936,543
   Merrill Lynch Equity Index Trust Tier III (cost - 1994, $18,936,483;
    1993, $17,552,870; and units - 1994, 704,541; 1993, 674,155)              20,725,485     19,572,746
   GSIF U.S. Government Zero Coupon Bond Series 3 - Various Trusts
    (cost - 1994, $26,299,455; 1993, $19,554,565; and units -
    1994, 659,704; 1993, 474,514)                                             28,929,040     25,139,678
   Merrill Lynch Retirement Preservation Trust (cost - 1994,
    $38,036,694; 1993, $21,429,638; and units - 1994, 38,036,694;
    1993, 21,429,638)                                                         38,036,694     21,429,638
   Merrill Lynch Growth Fund for Investment and Retirement (cost -
    1994, $41,764,325; 1993, $27,157,213; and units - 1994, 2,505,160;
    1993, 1,730,982)                                                          43,815,252     30,257,563
   Merrill Lynch Phoenix Fund (cost - 1994, $6,006,310;
    1993, $2,624,510; and units - 1994, 450,633; 1993, 191,358)                5,024,559      2,573,765
   Merrill Lynch Fund for Tomorrow (cost - 1994, $315,884;
    1993, $109,965; and units - 1994, 21,855; 1993 - 7,617)                      298,539        120,736
   Merrill Lynch Global Holdings (cost - 1994, $3,528,486; and
    1993, $1,514,001; and units - 1994, 267,008; 1993, 116,202)                3,252,156      1,526,889



THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 AND 1993
- ------------------------------------------------------------------------------------------------------
                                                                           1994            1993
ASSETS:
  Merrill Lynch Balanced Fund for Investment and Retirement
   (cost - 1994, $181,791; 1993, $76,828; and units - 1994, 14,845;
   1993, 5,984)                                                         $    151,274    $     73,784
  Merrill Lynch Global Bond Fund for Investment and Retirement
   (cost - 1994, $1,379,049; 1993, $1,309,257; and units - 1994,
   139,699; 1993, 127,491)                                                 1,251,705       1,278,732
  Merrill Lynch EuroFund (cost - 1994, $11,648,880; 1993
   $13,316,321; and units - 1994, 822,319; 1993, 1,006,831)               11,199,977      14,770,209
  Merrill Lynch Strategic Dividend Fund (cost - 1994, $189,655;
   1993, $82,287; and units - 1994, 15,043; 1993, 5,965)                     160,959          75,994
  Merrill Lynch Global Utility Fund (cost - 1994, $2,230,967;
   1993, $2,124,593; and units - 1994, 172,097; 1993, 159,677)             2,035,903       2,182,788
  Merrill Lynch Technology Fund (cost - 1994, $14,831,905; 1993,
   $3,510,028; and units - 1994, 2,710,020; 1993, 653,232)                14,200,504       2,939,545
  Merrill Lynch Global Resources Trust (cost - 1994, $4,036,323;
   1993, $886,222; and units - 1994, 257,973; 1993, 62,046)                3,905,704         942,483
  Merrill Lynch Global Convertible Fund (cost - 1994, $560,081;
   1993, $440,867; and units - 1994, 51,858; 1993, 40,714)                   533,618         434,823
  Merrill Lynch Healthcare Fund (cost - 1994, $2,780,244; 1993,
   $1,784,961; and units - 1994, 755,528; 1993, 471,452)                   2,614,124       1,843,377
  Merrill Lynch Special Value Fund (cost - 1994, $1,952,944; 1993,
   $459,619; and units 1994 - 124,684; 1993, 28,816)                       1,832,859         451,266
  Merrill Lynch Pacific Fund (cost - 1994, $19,564,259; 1993,
   $6,176,991; and units - 1994, 889,094; 1993, 303,620)                  18,777,662       6,430,681
  Investment in Merrill Lynch Cash Management Account Money Fund           6,372,968       5,557,757
                                                                        ------------    ------------
     Total investments                                                   931,295,154     834,272,082

  Cash                                                                    13,514,805      19,021,654
  Employer contribution receivable                                           867,315         909,539
                                                                        ------------    ------------
     Total assets                                                        945,677,274     854,203,275

 LESS LIABILITIES:
  Payables to beneficiaries or employees                                   1,970,721       1,775,080
  Payable to Employee Stock Ownership Plan                                 1,349,507           -
                                                                        ------------    ------------
 NET ASSETS AVAILABLE FOR BENEFITS                                      $942,357,046    $852,428,195
                                                                        ============    ============

See notes to financial statements.




THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- ------------------------------------------------------------------------------------------------------
                                                                           1994            1993
ADDITIONS:
  Investment (loss) income:
   Net (depreciation) appreciation in fair value of investments         $(63,775,881)   $ 89,038,395
   Dividends and interest                                                 49,348,652      41,445,037
                                                                        ------------    ------------

       Total investment (loss) income                                    (14,427,229)    130,483,432

  Contribution to the Plan by the Company                                 24,408,487      21,756,330
  Contribution to the Plan by the employees                              135,996,997     118,339,968
  Transfers from other qualified plans                                       922,907       2,102,535
                                                                        ------------    ------------

       Total additions                                                   146,901,162     272,682,265
                                                                        ------------    ------------

DEDUCTIONS:
  Disbursements of benefits to beneficiaries or employees                 56,440,795      37,486,330
  Administrative expenses                                                    531,516         568,781
                                                                        ------------    ------------

       Total deductions                                                   56,972,311      38,055,111
                                                                        ------------    ------------
NET INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS                                                   89,928,851     234,627,154

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                      852,428,195     617,801,041
                                                                        ------------    ------------

  End of year                                                           $942,357,046    $852,428,195
                                                                        ============    ============

See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the calendar quarter following 12 months of employment or the first day of any month thereafter.

Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll reductions from 1% to 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $9,240 for 1994 (subject to periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined.

The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant for each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's eligible retirement plan. Participants who elected to make contributions to the Plan through payroll reductions beginning with the 1987 Plan Year are 100% vested in Employer contributions, as are Participants when they attain age 65 or terminate employment because of death.

Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on complete Years of Service after October 1, 1987: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested.

The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Plan investments are maintained on a settlement date basis which is not materially different than the trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

     The accompanying financial statements do not include any investments in Vocon and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

     The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.   INVESTMENTS

     The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than Vocon and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

     Effective January 31, 1994, the Merrill Lynch Natural Resources Trust became the Merrill Lynch Global Resources Trust.

     Effective January 27, 1994, the Merrill Lynch Corporate Bond Fund Inc. - High Quality Portfolio became the Merrill Lynch Corporate Bond Fund - Investment Grade Portfolio.

     Effective November 1, 1993 the Merrill Lynch International Holdings became the Merrill Lynch Global Holdings.

     The 1994 Trust of the GSIF U.S. Government Zero Coupon Bond Series 3 matured on November 15, 1994 and is no longer available as an investment option.

     All contributions to the Plan may be allocated among from one to four investments selected by the Participant from among the investments designated by the Administrative Committee.

     During 1994 and 1993, the Plan's investments (including investments bought, sold and held during each year) (depreciated)/appreciated in value as follows:

                                                       Years Ended December 31,
                                                         1994            1993
       Net change in fair value of investments:
         Common stock                               $(22,623,197)    $41,470,019
         Funds and trusts                            (41,152,684)     47,568,376
                                                    ------------     -----------
                                                    $(63,775,881)    $89,038,395
                                                    ============     ===========

4.   ADMINISTRATIVE EXPENSES

     Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 23, 1989, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                  * * * * * *